SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Amendment No. 2 to

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James J. Clark, Esq. Stuart G. Downing, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby (Bermuda) Limited Canon’s Court 22 Victoria Street PO Box HM 1179 Hamilton HM 12 EX, Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$6,440 **

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 5,000,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $10.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014 issued by the Securities and Exchange Commission, equals $128.80 per million of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,440                                                                           Filing Party: Global Sources Ltd.
Form or Registration No.: Schedule TO-I                                                                                     Date Filed: April 30, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]           third-party tender offer subject to Rule 14d-1.
[X]           issuer tender offer subject to Rule 13e-4.
[   ]           going-private transaction subject to Rule 13e-3.
[   ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

AMENDMENT NO. 2 TO SCHEDULE TO-I

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2014, as amended by Amendment No. 1 to Schedule TO-I (as so amended, the “Schedule TO”) filed with the SEC on May 2, 2014 by Global Sources Ltd., a Bermuda company (the “Company”), relating to the offer by the Company to purchase for cash up to 5,000,000 of its issued and outstanding common shares, par value $0.01 per share (the “Shares”), at a price of $10.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2014 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and the accompanying Letter of Transmittal, dated April 30, 2014 (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO, which together, as each may be further amended and supplemented from time to time, constitute the offer (the “Offer”).  This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 2 by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12.                      Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F)	Press release announcing preliminary results of the Offer, dated May 30, 2014.

--

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   GLOBAL SOURCES LTD.

                   By:    /s/ Connie Lai
                                                                                             Name:   Connie Lai
                                                                     Title:     Chief Financial Officer

Dated: May 30, 2014

--

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 30, 2014.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated April 30, 2014.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated April 30, 2014.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release, dated March 13, 2014 (incorporated by reference to Schedule TO-C filed March 13, 2014).
(a)(5)(B)	Not applicable.
(a)(5)(C)	Press release, dated April 30, 2014.
(a)(5)(D)	Summary Term Sheet.
(a)(5)(E)	Form of Notice to Team Members.
(a)(5)(F)	Press release announcing preliminary results of the Offer, dated May 30, 2014.
(b)	Not applicable.
(d)(1)
The Global Sources Equity Compensation (2007) Master Plan (amended effective as of January 1, 2012) (as extended to December 31, 2017) (incorporated by reference to Form 6-K filed on December 21, 2012).

(d)(2)	The Global Sources Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(3)	The Global Sources Retention Share Grant Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(4)	The Global Sources Employee Equity Compensation Plan No. V (Amended) (incorporated by reference to Form S-8 filed on April 10, 2003) (File No. 333-104426).
(d)(5)	The Global Sources Directors Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 26, 2009).
(d)(6)	The Global Sources Retention Share Grant Plan II (amended effective as of May 1, 2012) (incorporated by reference to Form 6-K filed on May 11, 2012).
(g)	Not applicable.
(h)	Not applicable.

Exhibit (a)(5)(F)

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources announces preliminary tender offer results

NEW YORK, May 30, 2014 – Global Sources Ltd. (NASDAQ: GSOL) announced today the preliminary results of its cash tender offer to purchase up to 5,000,000 shares of its issued and outstanding common shares at a price of $10.00 per share. The offer to purchase shares commenced on April 30, 2014 and expired at 12:00 midnight, New York City time, on May 28, 2014.

As of May 28, 2014, the company’s shares closed at $8.71 per share, as compared to $8.89 per share as of April 30, 2014, the date the tender offer commenced.

Based on the preliminary count by Computershare Trust Company, N. A., the depositary for the tender offer, approximately 29.6 million shares of the company’s common shares were properly tendered and not properly withdrawn. The number of shares properly tendered and not properly withdrawn is preliminary and subject to change. Given that the number of shares tendered was greater than the number of shares that the company offered to purchase, it will be necessary to apply the “odd lot” priority and pro-ration provisions described in the company’s offer to purchase. The “odd lot” priority and pro-ration process is estimated to be concluded by June 4, 2014 and payment to shareholders is expected to promptly commence after that process has been completed. The company will issue payment of $10.00 per share for all “odd lot” and pro-rata shares that were properly tendered and not properly withdrawn.

In addition to Computershare’s role as the depositary, Georgeson Inc. served as the information agent. Questions regarding the tender offer should be directed to Georgeson. U.S. shareholders can contact Georgeson by calling them at: (1-888) 219-8320. Non-U.S. shareholders can contact Georgeson by calling them at: (1-781) 575-2137. Alternatively, shareholders can email Georgeson at globalsources@georgeson.com. These telephone numbers and email address are scheduled to remain operational until at least June 27, 2014.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), print and digital magazines, sourcing research reports, private sourcing events, and trade shows.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources’ other businesses provide Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 30 office locations and a community of more than 4 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.